Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

UPDATE ON THE COMPANY’S CONTRACTUAL ARRANGEMENTS

We refer to the prospectus of XPeng Inc. (the “Company”) published on the website of The Stock Exchange of Hong Kong Limited on 25 June 2021 (the “HK Prospectus”). Capitalised terms used herein shall have the same meanings as those defined in the HK Prospectus unless the context requires otherwise.

As disclosed in the HK Prospectus, the Company has undertaken to make formal application to the MIIT for holding the maximum permitted equity interest in Zhipeng IoV and Yidian Chuxing, two variable interest entities of the Company, under the 2020 Foreign Investment Negative List (the “MIIT Application”) within three months after the Listing. The Company would like to provide an update that on 27 September 2021, the Company has submitted the MIIT Application, pending acceptance by the MIIT.

Shareholders and potential investors of the Company should note that, the MIIT Application is part of the Company’s efforts to directly hold the maximum permitted equity interests in the Company’s variable interest entities, which may or may not be approved by the MIIT. Regardless of whether the MIIT Application is approved, the Company would still consolidate the financial results of Zhipeng IoV and Yidian Chuxing into the consolidated financial statements of the Group. The Company will make further announcement(s) in relation to the MIIT Application as and when appropriate.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board

XPeng Inc.

Xiaopeng He

Chairman

Hong Kong, Monday, 27 September 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only